Exhibit 99.2

Amarin Corporation plc

Financial information for the year ended 31 December 2006:
restatement to International Financial Reporting Standards as adopted by the EU

Introduction

Amarin Corporation plc currently prepares its primary financial statements under UK Generally Accepted Accounting Practice (UK GAAP).  As an AIM listed group, from 2007 onwards the Group will be required by the London Stock Exchange in the UK to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).  This change applies to all financial reporting for accounting periods beginning on or after 1 January 2007 and, consequently, Amarin Corporation plc’s first IFRS results will be its interim results for Q1 2007.  The Group’s first Annual Report under IFRS will be for the year ended 31 December 2007.  The date for transition to IFRS is 1 January 2006, being the start of the earliest period of comparative information.

To explain how Amarin Corporation plc’s reported performance and financial position are affected by this change, information previously published under UK GAAP is stated under IFRS in the attached appendices.

The financial information on pages 7, 9, 11 and 13 for the year ended 31 December 2006 has been audited by PricewaterhouseCoopers.  Their audit report to Amarin Corporation plc is set out on pages 29 and 30.  The quarterly and half yearly information set out on pages 8, 10 and 12 are UNAUDITED.

Transitional arrangements

The rules for first time adoption of IFRS are set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards”.  In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS.  The standard allows for a number of exemptions to this general principle to assist companies as they transition to reporting under IFRS.  Where Amarin Corporation plc has taken advantage of these exemptions they are noted in the Group’s IFRS accounting policies set out in Appendix 2.

Overview of impact

Appendix 3 provides detailed reconciliations and explanations of the Group’s adjustments on conversion to IFRS.  The financial impact in 2006 of conversion from UK GAAP to IFRS is summarised as follows:

		IFRS adjustments
	UK GAAP	IAS 19	IAS 21	IAS 32/39	IAS 39	IFRS
		Employee benefits	Foreign currency	Financial instruments	Financial instruments
	31-Dec-06	31-Dec-06	31-Dec-06	31-Dec-06	31-Dec-06	31-Dec-06
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Loss before tax	(27,719)	78	2,915	(2,818)	(6)	(27,550)
Total assets	48,826	-	715	-	18	49,559
Total capital and reserves	37,835	-	715	-	18	38,568

The changes in financial information noted above are as a result of Amarin Corporation plc changing its accounting policies to comply with the requirements of IFRS.  Significant changes in policy, together with associated transitional arrangements are set out below.

The associated tax impact of the above is a reduction in unutilised tax losses, which are as yet unrecognised.

•	IAS 19 Employee Benefits

IAS 19 requires companies to accrue for paid vacation leave in the period in which the employees render the related employee service.

Typically companies operating in a UK GAAP environment recorded holiday pay on an incurred basis and did not establish accruals for the potential liability.  However, Amarin commenced accruing for vacation leave entitlements in its UK GAAP financial statements in 2006.

Under IFRS, Amarin is required to accrue for paid vacation leave at 1 January 2006 (date of transition to IFRS) and at each reportable period thereafter.  Consequently, an accrual of US$78,000 is recorded at 1 January 2006 with a corresponding reduction in retained earnings at that date and a reduction in operating loss for the year ended 31 December 2006, being the portion of the accrual recognised during the year ended 31 December 2006 which relates to 31 December 2005 and earlier periods.

•	IAS 21: Effects of Changes in Foreign Exchange Rates

Under IFRS, Amarin has determined the functional currencies of each Group company as follows:

-	Amarin Corporation plc: US$

-	Amarin Neuroscience Limited: Stg£

-	Amarin Pharmaceuticals Ireland Limited: €

Under UK GAAP, Amarin adopted the temporal method set out in SSAP 20 “Foreign Currency Translation” to account for the operations of its subsidiary entities.  This resulted in the operations of the Group’s subsidiaries being deemed to be an extension of the parent company’s operations and the financial transactions of the subsidiary were recorded as if they had been entered into by the parent.  As the parent company’s local currency is the US dollar this was also deemed to be the operational currency of its subsidiary undertakings.

Amarin presents its annual report in US dollars.  In accordance with the manner prescribed by IAS 21 for consolidating the results of foreign subsidiaries from their functional currency into the presentation currency of the consolidated financial statements, the quantum of net foreign currency unrealised gains and losses previously recorded in the subsidiary income statements under the temporal method in UK GAAP is now recognised in a separate component of equity.  This gives rise to an increase of US$939,000 to retained losses at 1 January 2006 and a reduction of US$2,915,000 to operating loss for the year ended 31 December 2006.  In addition, a foreign currency reserve is established of US$697,000 representing the opening foreign currency reserve of subsidiary entities translated into dollars at the closing exchange rates at the transition date.

In addition, IAS 21 requires the assets and liabilities of each subsidiary to be translated at the closing rate for the purpose of consolidation in the Group accounts.  Under the UK GAAP temporal method, non-monetary items (such as property, plant and equipment and intangible assets) were translated using the exchange rate at the date of transaction (i.e. historical cost).  This gives rise to a further adjustment on transition to IFRS which reduces the carrying value of property, plant and equipment and intangible assets at 1 January 2006 by US$7,000 and US$235,000 respectively and increases the carrying value of property, plant and equipment and intangible assets at 31 December 2006 by US$39,000 and US$918,000 respectively.

•	IAS 32/39: Financial Instruments

In May 2005, Amarin raised US$17.8 million by way of a share offering.  In addition, investors in the share offering were given a future investment right, which, subject to certain conditions, would allow the investors subscribe for additional shares between 15 March 2006 and 31 March 2006 with a value up to a maximum of US$7.22 million.

The terms of the future investment right specified a share price for this offering.  However, neither the number of shares nor the expected proceeds to be raised in March 2006 were fixed in the agreement and therefore this right meets the definition of a financial liability as set out in IAS 32.  Under UK GAAP, no amounts were recognized on the granting of the future investment right. In March 2006, the share capital and share premium were adjusted on the settlement of the future investment right.

In accordance with IAS 39, the financial liability is initially recorded at its fair value in May 2005, with a corresponding entry to reduce share premium.  The financial liability is recorded at its fair value at each subsequent reportable period end, with any gains and losses recorded in the income statement.  On settlement of the future investment right in March 2006, the financial liability is derecognised and share capital and share premium are adjusted according to the actual number of shares subscribed for.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of the financial liability at that date which amounted to US$883,000, a reduction of US$1,238,000 in share premium being the fair value of the financial liability in May 2005, and a gain of US$355,000 credited to retained earnings.

An additional loss of US$2,818,000 is recorded in the IFRS income statement for the year ended 31 December 2006, being the movement in the fair value of the financial liability from 1 January 2006 to the settlement date in March 2006.  On settlement of the future investment right in March 2006, the financial liability amounting to US$3,701,000 is derecognised with a corresponding entry to share premium.

Amarin has issued warrants which enable the holders to convert to ordinary shares at pre-determined prices within specified periods of time.

IAS 39 provides examples of equity instruments which include “non-puttable ordinary shares, some types of preference shares and warrants or written call options that allow the holder to subscribe for or purchase a fixed number of non-puttable ordinary shares in the issuing entity in exchange for a fixed amount of cash or another asset. An entity's obligation to issue or purchase a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument of the entity.”

In accordance with IAS 39, the fair value of the warrants on issue are recorded in a warrant reserve with a corresponding entry to share premium account. On settlement, the warrant reserve is derecognized with a corresponding entry to share premium and share capital account.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of the equity instruments at that date which amounted to US$9,620,000 in the warrant reserve, with a corresponding entry to the share premium account.

An additional amount of US$389,000 for the fair value of warrants issued in 2006 was recorded in the warrant reserve with a corresponding amount in the share premium account.

•	IAS 39: Financial Instruments

Amarin holds an equity investment in Antares Pharma Inc which is listed on AMEX in the United States.  In 2002, following a reduction in the share price the directors decided to write off the value of this investment to nil.

In accordance with IAS 39, the investment in this company is classified as available for sale and held at fair value, with changes in the fair value at each reportable period recognised directly in equity unless the asset is impaired (if the new fair value of the asset is less than its initial cost) in which case the loss is reported in the income statement.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of this investment at that date of US$24,000 with a corresponding entry to retained earnings, representing impairment of the investment from acquisition date to 1 January 2006.  An additional impairment charge of US$6,000 is recorded in the IFRS income statement for the year ended 31 December 2006.

BASIS OF PREPARATION OF FINANCIAL STATEMENTS UNDER IFRS

Previously, the Group prepared its annual consolidated financial statements under UK GAAP. From 1st January 2007, the Group is required to present its annual consolidated financial statements in accordance with IFRS adopted by the EU.

In preparing this financial information, management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements for the year ending 31 December 2007, in accordance with accounting standards adopted by the EU. As a result, although this information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. IFRS standards and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations are subject to ongoing review and possible amendment or interpretative guidance. Accordingly, further standards may be issued that could be applicable for financial years beginning on or after 31 December 2006, or are applicable to later periods, but with the option for companies to adopt for earlier periods. As a result, additional adjustments could be required to the 2006 financial information prior to its inclusion as comparative figures in the 2007 final financial statements. Therefore, until the Group prepares its first set of accounts in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 ‘First-Time Adoption of International Financial Reporting Standards’. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS (as further detailed below).

.'
IFRS 1: FIRST-TIME ADOPTION EXEMPTIONS

The transition date to IFRS for the Group is 1 January 2006 ("the Transition Date"), being the start of the period of comparative information. As outlined above, IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position at the date of transition to IFRS. Details of the provisional IFRS accounting policies are set out in pages 14 to 21 of this document. Details of the IFRS 1 exemptions being adopted are as follows:

IFRS 3 ‘Business Combinations’

The Group has elected not to apply IFRS 3 ‘Business Combinations’ to combinations which took place prior to the Transition Date.

IFRS 2 ‘Share-Based Payments’

IFRS 1 provides an exemption which allows entities to only apply IFRS 2 ‘Share Based Payments’ to share based payment awards granted after 7th November 2002 and which had not vested as at 1st January 2005. The Group has elected to apply this exemption.

IFRS 5 ‘Asset available for sale’

IFRS 5 provides for an exemption which allows entities to apply the standard prospectively. The Group has elected not to apply IFRS 5 retrospectively.

IAS 39 ‘Fair Value Measurement of Financial Assets and Liabilities’

IFRS 1 provides an exemption which allows the fair values of financial assets and liabilities to be measured at time of initial recognition with no restatement.

Appendix 1
Amarin Corporation plc

Consolidated Income Statement for the year ended 31 December 2006
For the year ended
31-Dec-06
audited
US$'000

Revenue	500
Research & development	(15,106)
Selling, general & administrative	(13,462)

Operating loss	(28,068)
Finance income	3,344
Finance expense	(2,826)

Loss before tax	(27,550)
Income tax	799

Loss for the period	(26,751)

Loss per £0.05 Ordinary Share - Basic	(0.32)
Loss per £0.05 Ordinary Share - Diluted	(0.32)

					Appendix 1
Amarin Corporation plc
Consolidated Income Statement for the year ended 31 December 2006
	For the quarter ended
	31-Mar-06	30-Jun-06	30-Sep-06	31-Dec-06
	unaudited	unaudited	unaudited	unaudited
	US$'000	US$'000	US$'000	US$'000

Revenue	-	-	100	400
Research & development	(2,906)	(3,611)	(4,509)	(4,080)
Selling, general & administrative	(3,701)	(3,576)	(3,184)	(3,001)

Operating loss	(6,607)	(7,187)	(7,593)	(6,681)
Finance income	37	935	839	1,533
Finance expense	(2,820)	(6)	-	-

Loss before tax	(9,390)	(6,258)	(6,754)	(5,148)
Income tax	390	163	118	128

Loss for the period	(9,000)	(6,095)	(6,636)	(5,020)

Loss per £0.05 Ordinary Share - Basic	(0.11)	(0.08)	(0.08)	(0.06)
Loss per £0.05 Ordinary Share - Diluted	(0.11)	(0.08)	(0.08)	(0.06)

		Appendix 1
Amarin Corporation plc
Consolidated Balance Sheet as at 31 December 2006
	At 31 Dec 2006	At 1 January 2006
	audited	audited
	US$'000	US$'000
ASSETS
Non-current assets
Property, plant and equipment	314	453
Intangible assets	9,636	9,392
Available for sale investment	18	24
Total non-current assets	9,968	9,869

Current assets
Current tax recoverable	1,617	1,312
Other current assets	1,172	1,454
Cash and cash equivalents	36,802	33,907
Total current assets	39,591	36,673

Total assets	49,559	46,542

LIABILITIES
Non-current liabilities
Provisions	119	15
Other liabilities	116	165
Total non-current liabilities	235	180

Current liabilities
Trade payables	2,096	779
Derivative liability	-	883
Accrued expenses and other liabilities	8,660	7,299
Total liabilities	10,756	8,961
Total liabilities	10,991	9,141

EQUITY
Capital and reserves attributable to equity holders
Share capital	7,990	6,778
Share premium	139,313	113,239
Share based payment reserve	4,824	2,623
Warrant reserve	10,009	9,620
Capital redemption reserve	27,633	27,633
Treasury shares	(217)	(217)
Foreign currency translation adjustment	(1,261)	697
Retained earnings	(149,723)	(122,972)
Total capital and reserves	38,568	37,401

Total shareholders' equity and liabilities	49,559	46,542

				Appendix 1
Amarin Corporation plc
Consolidated Balance Sheet as at 31 December 2006
	At 31 Mar 2006	At 30 Jun 2006	At 30 Sep 2006
	unaudited	unaudited	unaudited
	US$'000	US$'000	US$'000
ASSETS
Non-current assets
Property, plant and equipment	208	202	264
Intangible assets	9,297	9,423	9,472
Available for sale investment	24	18	18
Total non-current assets	9,529	9,643	9,754

Current assets
Current tax recoverable	1,056	1,266	1,423
Other current assets	1,975	985	1,166
Cash and cash equivalents	33,275	28,815	22,522
Total current assets	36,306	31,066	25,111

Total assets	45,835	40,709	34,865

LIABILITIES
Non-current liabilities
Provisions	142	85	155
Other liabilities	148	137	112
Total non-current liabilities	290	222	267

Current liabilities
Trade payables	776	1,309	1,652
Derivative liability	-	-	-
Accrued expenses and other liabilities	5,711	5,658	5,843
Total liabilities	6,487	6,967	7,495
Total liabilities	6,777	7,189	7,762

EQUITY
Capital and reserves attributable to equity holders
Share capital	7,108	7,121	7,141
Share premium	122,428	123,615	124,254
Share based payment reserve	3,127	3,684	4,168
Warrant Reserve	10,238	10,050	10,009
Capital redemption reserve	27,633	27,633	27,633
Treasury shares	(220)	(217)	(217)
Foreign currency translation adjustment	602	144	(255)
Retained earnings	(131,858)	(138,510)	(145,630)
Total capital and reserves	39,058	33,520	27,103

Total shareholders' equity and liabilities	45,835	40,709	34,865

Appendix 1
Amarin Corporation plc
Consolidated Cash Flow Statement for the year ended 31 December 2006
For the year ended
31-Dec-06
audited
US$'000
Cash flows from operating activities
Loss after tax	(26,751)
Adjustments:
Depreciation of property, plant and equipment	121
Amortisation of intangible assets	674
Impairment of property, plant and equipment	235
Share based compensation	2,201
Effect of exchange rate changes on assets/liabilities	(2,020)
Interest Received	(1,344)
Interest paid on finance leases	(2)
Decrease in other current assets	282
Increase in current liabilities	2,690
Decrease in other liabilities	(49)
Increase in provisions	104
R&D tax credit	(799)
Cash expended on operating activities	(24,658)
Tax refund	505
Net cash outflow from operating activities	(24,153)

Cash flows from investing activities
Interest received	1,344
Purchases of property, plant and equipment	(245)
Net cash inflow from investing activities	1,099

Cash flows from financing activities
Proceeds from issue of share capital	26,424
Expenses on issue of share capital	(2,450)
Repayment of finance lease	(25)
Net cash inflow from financing activities	23,949

Net increase in cash and cash equivalents	895

Cash and cash equivalents at beginning of year	33,907
Effect of exchange rate changes on cash and cash equivalents	2,000

Cash and cash equivalents at end of year	36,802

		Appendix 1
Amarin Corporation plc
Consolidated Cash Flow Statement for the six months ended 30 June 2006
	For the six month period ended 30-Jun-06
	unaudited
	US$'000
Cash flows from operating activities
Loss after tax	(15,095)
Adjustments:
Depreciation of property, plant and equipment	63
Amortisation of intangible assets	337
Impairment of property, plant and equipment	234
Share based compensation	1,166
Effect of exchange rate changes on assets/liabilities	1,532
Interest Received	(607)
Interest paid on finance leases	0
Decrease in other current assets	469
(Decrease)/increase in current liabilities	(1,111)
Decrease in other liabilities	(28)
Increase in provisions	70
R&D tax credit	(553)
Cash expended on operating activities	(13,523)
Tax refund	604
Net cash outflow from operating activities	(12,919)

Cash flows from investing activities
Interest received	607
Purchases of property, plant and equipment	(37)
Net cash inflow from investing activities	570

Cash flows from financing activities
Proceeds from issue of share capital	7,291
Expenses on issue of share capital	(391)
Repayment of finance lease	(5)
Net cash inflow from financing activities	6,895

Net (decrease)/increase in cash and cash equivalents	(5,454)

Cash and cash equivalents at beginning of year	33,907
Effect of exchange rate changes on cash and cash equivalents	362

Cash and cash equivalents at end of year	28,815

									Appendix 1
Amarin Corporation plc
Consolidated Statement of Changes in Equity for the year ended 31 December 2006

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Retained earnings	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

At 1 January 2006	6,778	113,239	2,623	9,620	27,633	(217)	697	(122,972)	37,401
Share issues	1,212	25,212							26,424
Share issuance costs		(2,450)							(2,450)
Share based compensation			2,201						2,201
Fair value of future investment right		3,701							3,701
Warrant issue/exercise		(389)		389					0
Recognised income and expense:
Fair value of future investment right
Foreign currency translation adjustment							(1,958)		(1,958)
Net (loss)/income recognised directly in equity			0				(1,958)	0	(1,958)
Loss for the year								(26,751)	(26,751)
Total recognised income and expense							(1,958)	(26,751)	(28,709)

At 31 December 2006	7,990	139,313	4,824	10,009	27,633	(217)	(1,261)	(149,723)	38,568

Appendix 2

Appendix 2 provides a summary of Amarin Corporation plc’s new Group accounting policies under IFRS.  Policies that have changed significantly under IFRS are each denoted by an asterix.

Accounting Policies

Basis of preparation

Previously, the Group prepared its annual consolidated financial statements under UK GAAP. From 1st January 2007, the Group is required to present its annual consolidated financial statements in accordance with IFRS adopted by the EU.

In preparing this financial information, management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements for the year ending 31 December 2007, in accordance with accounting standards adopted by the EU. As a result, although this information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. IFRS standards and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations are subject to ongoing review and possible amendment or interpretative guidance. Accordingly, further standards may be issued that could be applicable for financial years beginning on or after 31 December 2006, or are applicable to later periods, but with the option for companies to adopt for earlier periods. As a result, additional adjustments could be required to the 2006 financial information prior to its inclusion as comparative figures in the 2007 final financial statements. Therefore, until the Group prepares its first set of accounts in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 ‘First-Time Adoption of International Financial Reporting Standards’. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS (as further detailed at “IFRS 1: FIRST-TIME ADOPTION EXEMPTIONS” as noted on page 5).

Basis of consolidation

The consolidated financial statements include the accounts of Amarin Corporation and all subsidiary undertakings. Control exists when an entity has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.

All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in US dollar, which is the Company’s functional currency.

Business combinations and goodwill

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries by the Group. On the acquisition of a business, fair values are attributed to the identifiable assets, liabilities and contingent liabilities acquired.  Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such assets, liabilities and contingent liabilities acquired.  Goodwill arising on acquisitions is capitalised and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable.

Deferred consideration is recognised when the related contingency can be measured reliably and it is probable that on outflow of economic benefit will be required. The fair value of the deferred component is determined through discounting the amounts payable to their present value.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  Depreciation is computed using the straight-line method based on the following estimated useful lives:

Plant and equipment	5-10 years
Motor vehicles	4 years
Fixtures and fittings	5 years
Computer equipment	3 years

Subsequent costs are included in an assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the Income Statement during the financial period in which they are incurred.

Impairment losses are recognized in the Income Statement. Following the recognition of an impairment loss, the depreciation charge applicable to the asset or cash-generating unit is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the remaining useful life

Intangible assets

Acquired in-process research & development is stated at cost less accumulated amortisation and impairments.  Intangible assets are amortised on a straight line basis over their expected useful lives, which is currently estimated to be 15.5 years.

Intangible assets are subject to impairment testing at each balance sheet date.  All intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The costs of acquiring computer software for internal use are capitalised as internal assets where software supports a significant part of the business and the expenditure leads to the creation of a durable asset. Software will be amortised over 4 years.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.  Impairment losses are recognised in the income statement.  Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

Expenditure on research activities, including clinical trials, undertaken to establish and provide evidence of product efficacy, is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when the following criteria are fulfilled:  completing the asset so it will be available for use or sale is technically feasible, management intends to complete the intangible asset and use or sell it, an ability to use or sell the intangible asset, it can be demonstrated how the intangible asset will generate probable future economic benefits, adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available, and the expenditure attributable to the intangible asset during its development can be reliably measured. To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs.  Such costs are expensed as incurred.

Advertising costs

Advertising costs are expenses as incurred.

Patent costs

The Group undertakes to protect its intellectual property using patent applications.  Costs associated with such applications are written off as incurred where they relate to ongoing development expenditure that is also not capitalised.

Acquired patent costs arising on acquisitions are capitalised and amortised on a straight-line basis over its estimated useful life

Available-for-sale financial asset *

Equity securities are classified as available for sale.  They are measured on initial recognition and subsequently at fair value within non-current assets.  Fair value gains or losses are recognised directly in shareholders’ equity.  A significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired.  If any such evidence exists, the accumulated fair value adjustments recognized in equity are included in the income statement as gains or losses from investments.  Impairment losses recognised in the income statement on available for sale securities are not reversed through the income statement if there is a subsequent increase in value.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost and net realisable value.  Cost is calculated on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discount).  Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Share capital

(a) Ordinary shares

Incremental costs directly attributable to the issuance of ordinary shares are recognised as a deduction from share premium account in equity.

(b)Treasury shares

When share capital recognised as equity is repurchased, it is classified as treasury shares, with the amount of the consideration paid, including directly attributable costs, being recognised as a reduction from equity.

(c) Warrants and options granted in connection with ordinary share issuances *

Where at the time of an ordinary share issuance the Group grants shareholders warrants or options to acquire additional shares, the total consideration received is apportioned on a fair value basis between that relating to the issued shares, which is recorded in share capital and share premium account, and the warrants or options.

Where the options or warrants give rise to an obligation for the Group to issue, if called to do so, a fixed number of shares for a fixed amount of money in functional currency terms then the options or warrants are classified into a separate component in equity.

Where the options and warrants give rise to obligations to issue ordinary shares other than on the above basis they are classified as financial liabilities on the balance sheet.  Where these instruments meet the definition of derivatives they are included at fair value on the balance sheet at each reporting year end, with the resulting unrealised gains or losses being recorded in the income statement.

In both situations, at settlement date the carrying value of the options and warrants are transferred to retained earnings.  The cash proceeds received from shareholders for additional shares are recorded in the share capital and share premium account.

Foreign currency *

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction.  The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The assets and liabilities of foreign operations, including any goodwill and fair value adjustments arising on acquisition, whose functional currency is not the US dollar are translated to dollars at closing exchange rates at the reporting date.  The income and expenses of foreign operations are translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transactions.  The cumulative effect of exchange differences arising on consolidation of the net foreign operations is recorded in the foreign currency translation reserve in equity.  When a foreign operation is disposed of, or partially disposed of the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Revenue

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.  Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Revenue from technology licensing to third parties is recognised when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, and when there is no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

Royalty income is recognised when earned, based on related sales of products under agreements providing for royalties.

Employee benefits *

The Group accounts for pensions and other employee benefits under IAS 19 ‘Employee Benefits’.  Short-term employee benefits including vacation pay are accrued for in the period in which the related employee service is rendered. There are no further obligations arising from the defined contribution plan.

The Group operates a defined contribution benefit plan.  The cost of providing the plan is expensed as incurred.

Share-based compensation

Equity settled share-based compensation made to employees is recognised in the financial statements based on the fair value, as calculated under the binomial method of the awards measured at the date of grant.  The fair value of those options expected to be exercised is expensed over the requisite service vesting period.

Provision is made for employer’s National Insurance and similar taxes that arise on the exercise of certain share options, calculated using the market price at the balance sheet date.

Leases

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to the Group (finance lease), are capitalised.  Upon initial recognition an asset acquired by finance lease is recognized as an asset and liability at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease.  The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Subsequent to initial recognition the asset is accounted for in accordance with the accounting policy applicable to the asset.  Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases which are not finance leases are considered operating leases.  Rentals on operating leases are expensed on a straight-line basis over the term of the lease.

Provisions and contingencies

A provision is recognised in the balance sheet when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and it is reliably measured.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

A contingent liability is disclosed where the existence of the obligation is not yet considered probable as this will only be confirmed by future events, or where the amount of the obligation cannot be estimated reliably.

Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and foreign currency gains earned on financing activity.  Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise foreign currency losses incurred on financing activity and impairment losses on financial assets.

Taxation

Income tax expense comprises current and deferred tax.  Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the temporary differences reverse based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries where the Group is able to control the timing of reversals of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Government grants

Amounts received under grant agreements are used to defray specifically qualifying research and development expenditure and are offset against these costs in the financial statements.  Grants relating to categories of operating expenditure are credited to the income statement in the period in which the expenditure to which they relate is charged.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its own ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted.

Segment reporting

A segment is a distinguishable component of the Group that is engaged in either providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.  The Group’s primary format for segment reporting is currently based on geographic location.

								Appendix 3
Amarin Corporation plc
Reconciliation of equity as at 1 January 2006 (opening balance sheet at date of transition to IFRS)

	Previously reported under UK GAAP	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	Cumulative effect of Transition to IFRS at 1 Jan 2006	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
BALANCE SHEET		Note 1	Note 2	Note 3	Note 4	Note 5
ASSETS
Non-current assets
Property, plant and equipment	460		(7)				(7)	453
Intangible assets	9,627		(235)				(235)	9,392
Available for sale investment	0				24		24	24
Total non-current assets	10,087	0	(242)		24		(218)	9,869

Current assets
Current tax recoverable	1,312						0	1,312
Other current assets	1,454						0	1,454
Cash and cash equivalents	33,907						0	33,907
Total current assets	36,673	0	0	0	0		0	36,673

Total assets	46,760	0	(242)	0	24		(218)	46,542

LIABILITIES
Non-current liabilities
Provisions	15						0	15
Other liabilities	165						0	165
Total non-current liabilities	180	0	0		0		0	180

Current liabilities
Trade payables	779						0	779
Derivative liability	0			883			883	883
Accrued expenses and other liabilities	7,221	78					78	7,299
Total current liabilities	8,000	78	0	883	0		961	8,961
Total liabilities	8,180	78	0	883	0		961	9,141

EQUITY
Capital and reserves attributable to equity holders
Share capital	6,778						0	6,778
Share premium	124,097			(1,238)		(9,620)	(10,858)	113,239
Share based payments reserve	2,623						0	2,623
Warrant Reserve	0					9,620	9,620	9,620
Capital redemption reserve	27,633						0	27,633
Treasury shares	(217)						0	(217)
Foreign currency translation reserve	0		697				697	697
Retained earnings	(122,334)	(78)	(939)	355	24		(638)	(122,972)
Total capital and reserves	38,580	(78)	(242)	(883)	24	(0)	(1,179)	37,401

Total shareholders' equity and liabilities	46,760	0	(242)	0	24	(0)	(218)	46,542

							Appendix 3
Amarin Corporation plc
Reconciliation of loss for the year ended 31 December 2006

	Previously reported under UK GAAP	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	Cumulative effect of Transition to IFRS in the year	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
		Note 1	Note 2	Note 3	Note 4
Revenue	500					-	500
Research & development	(17,186)	73	2,007			2,080	(15,106)
Selling, general & administrative	(14,475)	5	1,008			1,013	(13,462)

Operating loss	(31,161)	78	3,015			3,093	(28,068)
Finance income	3,444		(100)			(100)	3,344
Finance expense	(2)			(2,818)	(6)	(2,824)	(2,826)

Loss before tax	(27,719)	78	2,915	(2,818)	(6)	169	(27,550)
Income tax	799					-	799

Loss for the period	(26,920)	78	2,915	(2,818)	(6)	169	(26,751)

Loss per £0.05 Ordinary Share	(0.33)						(0.32)
Diluted loss per £0.05 Ordinary Share	(0.33)						(0.32)

									Appendix 3
Amarin Corporation plc
Reconciliation of equity as at 31 December 2006

	Previously reported under UK GAAP	Total opening adjustment at 1 Jan 06	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	Cumulative effect of Transition to IFRS at 31 Dec 06	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
BALANCE SHEET			Note 1	Note 2	Note 3	Note 4	Note 5
ASSETS
Non-current assets
Property, plant and equipment	282	(7)		39				32	314
Intangible assets	8,953	(235)		918				683	9,636
Available for sale investment	0	24				(6)		18	18
Total non-current assets	9,235	(218)	0	957		(6)		733	9,968

Current assets
Current tax recoverable	1,617	0						0	1,617
Other current assets	1,172	0						0	1,172
Cash and cash equivalents	36,802	0						0	36,802
Total current assets	39,591	0	0	0	0	0		0	39,591

Total assets	48,826	(218)	0	957	0	(6)		733	49,559

LIABILITIES
Non-current liabilities
Provisions	119	0						0	119
Other liabilities	116	0						0	116
Total non-current liabilities	235	0	0	0		0		0	235

Current liabilities
Trade payables	2,096	0						0	2,096
Derivative liability	0	883			(883)			0	0
Accrued expenses and other liabilities	8,660	78	(78)					0	8,660
Total liabilities	10,756	961	(78)	0	(883)	0		0	10,756
Total liabilities	10,991	961	(78)	0	(883)	0		0	10,991

EQUITY
Capital and reserves attributable to equity holders
Share capital	7,990	0						0	7,990
Share premium	146,859	(10,858)			3,701		(389)	(7,546)	139,313
Share based payment reserve	4,824	0						0	4,824
Warrant Reserve	0	9,620					389	10,009	10,009
Capital redemption reserve	27,633	0						0	27,633
Treasury shares	(217)	0						0	(217)
Foreign currency translation reserve	0	697		(1,958)				(1,261)	(1,261)
Retained earnings	(149,254)	(638)	78	2,915	(2,818)	(6)		(469)	(149,723)
Total capital and reserves	37,835	(1,179)	78	957	883	(6)	0	733	38,568

Total shareholders' equity and liabilities	48,826	(218)	0	957	0	(6)		733	49,559

Explanatory notes

Note 1: IAS 19 Employee Benefits

IAS 19 requires companies to accrue for paid vacation leave in the period in which the employees render the related employee service.

Typically companies operating in a UK GAAP environment recorded holiday pay on an incurred basis and did not establish accruals for the potential liability.  However, Amarin commenced accruing for vacation leave entitlements in its UK GAAP financial statements in 2006.  This accrual comprised a catch-up for all unutilised leave entitlements.

Under IFRS, a vacation leave accrual is required in each reportable period presented.  Consequently, Amarin will be required to accrue for paid vacation leave at 1 January 2006 (date of transition to IFRS) and at each reportable period thereafter.

The operating profit impact in 2006 of applying IAS 19 is a credit of US$78,000, being the portion of the accrual recognised during the year ended 31 December 2006 under UK GAAP which relates to pre 1 January 2006 unutilised leave entitlements.  Therefore, an accrual of US$78,000 is recorded at 1 January 2006 with a corresponding reduction in opening retained earnings upon adoption of IAS 19.

Note 2: IAS 21 Effects of Changes in Foreign Exchange Rates

Part A: Determination of functional currency

Under UK GAAP, Amarin adopted the temporal method set out in SSAP 20 “Foreign Currency Translation” to account for the operations of its subsidiary entities.  This resulted in the operations of the Group’s subsidiaries being deemed to be an extension of the parent company’s operations and therefore the financial transactions of the subsidiary were recorded as if they had been entered into by the parent.  As the parent company’s operational currency is the US dollar this was also deemed to be the operational currency of its subsidiary undertakings.

IAS 21 defines the functional currency of a company as the currency of the primary economic environment in which the entity operates, and requires that a determination of the appropriate functional currency of each Group company should be made for at each reportable period.

IAS 21 prescribes a hierarchy of factors to consider when determining the functional currency of a company.  Having considered these factors, the functional currencies of each Group company under IFRS are determined to be as follows:

•	Amarin Corporation plc: US$ (no change)

•	Amarin Neuroscience Limited: Stg£ (previously US$ under UK GAAP)

•	Amarin Pharmaceuticals Limited: € (previously US$ under UK GAAP)

Part B: Translation from functional currency to presentation currency

Amarin presents its annual report in US dollars.  IAS 21 prescribes the manner in which the results of foreign subsidiaries from their functional currency into the presentation currency of the consolidated financial statements, as follows:

•	Assets and liabilities for each balance sheet presented shall be translated at the closing rate at the date of that balance sheet

•	Income and expenses for each income statement shall be translated at exchange rates at the dates of the transactions

•	All resulting exchange differences shall be recognised as a separate component of equity

Applying these rules gives rise to a reduction in the amount of US$2,915,000 of operating loss for the year ended 31 December 2006, being the quantum of net foreign currency unrealised gains and losses previously recorded in the subsidiary income statements under UK GAAP which is now recognised in a separate component of equity.  In addition, a foreign currency reserve is established of US$697,000 representing the opening foreign currency reserve of subsidiary entities translated into dollars at the closing exchange rates.

In addition, as noted above, IAS 21 requires all assets and liabilities of each subsidiary to be translated at the closing rate for the purpose of consolidation in the Group accounts.  Under the UK GAAP temporal method, non-monetary items (such as property, plant and equipment) were translated using the exchange rate at the date of transaction (i.e. historical cost).  This gives rise to an increase of US$39,000 to property plant and equipment and an increase to intangible assets of US$918,000 at 31 December 2006

Similarly, opening retained earnings at 1 January 2006 are increased in the amount of US$939,000 and the carrying value of property, plant and equipment and intangible assets are reduced by US$7,000 and US$235,000 respectively.

Note 3: IAS 32/39 Financial Instruments

In May 2005, Amarin raised US$17.8 million by way of a share offering.  In addition, investors in the share offering were given a future investment right, which, subject to certain conditions, would allow the investors subscribe for additional shares at 15 March 2006 with a value up to a maximum of US$7.22 million.

In accordance with IAS 32, the definition of a financial liability includes:

A contract that will or may be settled in the entity’s own equity instruments and is:

a)	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

b)	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments

The future investment right appears to meet the definition of a derivative as:

–	There is little or no upfront investment

–	The value of the right moves in relation to the movement in the underlying share price of the Company subject to a cap

–	It is settled at a future date; under IFRS, expiry at maturity date is a form of settlement

The terms of the future investment right specified a share price for this offering equal to the lower of (a) $1.75 or (b) 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending March 16 2006.  However, neither the number of shares nor the expected proceeds to be raised in March 2006 were fixed in the agreement and therefore this right meets the definition of a financial liability set out above.

In accordance with IAS 39, the financial liability is initially recorded at its fair value in May 2005, with a corresponding entry to reduce share premium.  The financial liability is recorded at its fair value at each subsequent reportable period end, with any gains and losses recorded in the income statement.  On settlement of the future investment right in March 2006, the financial liability is derecognised and share capital and share premium are adjusted according to the actual number of shares subscribed for.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of the financial liability at that date which amounted to US$883,000, a reduction of US$1,238,000 in share premium being the fair value of the financial liability in May 2005, and a gain of US$355,000 credited to retained earnings.

An additional loss of US$2,818,000 is recorded in the IFRS income statement for the year ended 31 December 2006, being the movement in the fair value of the financial liability from 1 January 2006 to the settlement date in March 2006.  On settlement of the future investment right in March 2006, the financial liability amounting to US$3,701,000 is derecognised with a corresponding entry to share premium.

Note 4: IAS 39 Financial Instruments

Amarin holds an equity investment in Antares Pharma Inc which is listed on AMEX in the United States.  In 2002, the directors decided to write off the value of this investment, which at the time amounted to US$66,000, to nil.

IAS 39 defines available for sale financial assets as those non-derivative financial assets that are designated as available for sale or are not classified into one of the other available categories.

In accordance with IAS 39, the investment in this company is classified as available for sale and held at fair value, with changes in the fair value at each reportable period recognised directly in equity unless the asset is impaired (if the new fair value of the asset is less than its initial cost) in which case the loss is reported in the income statement.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of this investment at that date of US$24,000 with a corresponding entry to retained earnings, representing impairment of the investment from acquisition date to 1 January 2006.  An additional impairment charge of US$6,000 is recorded in the IFRS income statement for the year ended 31 December 2006.

Note 5: IAS 32/39 Financial Instruments

Amarin has issued warrants which enable the holders to convert to ordinary shares at pre-determined prices within specified periods of time.

IAS 39 provides examples of equity instruments which include “non-puttable ordinary shares, some types of preference shares and warrants or written call options that allow the holder to subscribe for or purchase a fixed number of non-puttable ordinary shares in the issuing entity in exchange for a fixed amount of cash or another asset. An entity's obligation to issue or purchase a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument of the entity.”

In accordance with IAS 39, the fair value of the warrants on issue are recorded in a warrant reserve with a corresponding entry to share premium account. On settlement, the warrant reserve is derecognized with a corresponding entry to share premium and share capital account.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of the equity instruments at that date which amounted to US$9,620,000 in the warrant reserve, with a corresponding entry to the share premium account.

An additional amount of US$389,000 for the fair value of warrants issued in 2006 was recorded in the warrant reserve with a corresponding amount in the share premium account.

SPECIAL PURPOSE AUDIT REPORT OF PRICEWATERHOUSECOOPERS TO AMARIN CORPORATION plc (THE ‘COMPANY’) ON ITS INTERNATIONAL FINANCIAL REPORTING STANDARDS (‘IFRS’) FINANCIAL INFORMATION

We have audited the accompanying consolidated IFRS balance sheets of Amarin Corporation plc and its subsidiaries (the ‘Group’) as at 1 January 2006 and 31 December 2006, the related consolidated IFRS income and cash flow statements and consolidated statement of changes in equity for the year ended 31 December 2006 on pages 7, 9, 11, and 13 and the associated IFRS 1 reconciliations for the year ended 31 December 2006 on pages 22 to 24 prepared in accordance with the basis of preparation and the provisional IFRS accounting policies on pages 14 to 21 (hereinafter referred to as the ‘IFRS financial information’).

In addition to the above noted opening and year end balance sheets, full year income and cash flow statements, statement of changes in equity and associated IFRS reconciliations, included with the financial information on pages 8, 10, and 12 are the balance sheets for the quarters ended 31 March 2006, 30 June 2006 and 30 September 2006; income statements for the quarters ended 31 March 2006, 30 June 2006, 30 September 2006 and 31 December 2006; and the cash flow statement for the half-year ended 30 June 2006.  We have not audited the balance sheets for the quarters ended 31 March 2006, 30 June 2006 and 30 September 2006; income statements for the quarters ended 31 March 2006, 30 June 2006, 30 September 2006 and 31 December 2006; and the cash flow statement for the half-year ended 30 June 2006 and these are not covered by this opinion and do not form part of the above defined IFRS financial information.

The IFRS financial information has been prepared by the Company as part of its transition to IFRS and to establish the financial position, and results of operations of the Group to provide the comparative financial information expected to be included in the first complete set of consolidated IFRS financial statements of the Group for the year ending 31 December 2007.

Respective responsibilities of Directors and PricewaterhouseCoopers
The Directors of the Company are responsible for the preparation of the IFRS financial information which has been prepared as part of the Group’s transition to IFRS.  Our responsibilities, as independent auditors, are established in the UK and Ireland by the Auditing Practices Board, our profession’s ethical guidance and the terms of our engagement.  Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation and provisional IFRS accounting policies on pages 14 to 21.

This report, including the opinion, has been prepared for, and only for, the Company for the purposes of assisting with the Company’s transition to IFRS and for no other purpose.  To the fullest extent permitted by law, we do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We read the other information contained in this document and consider its implications for our report if we become aware of any apparent misstatements or material inconsistencies with the above defined IFRS financial information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board.  An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information.  It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group’s circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of the IFRS financial information.

Opinion
In our opinion, the accompanying IFRS financial information comprising the consolidated IFRS balance sheets as at 1 January 2006 and 31 December 2006, the related consolidated IFRS income and cash flow statements and consolidated statement of changes in equity for the year ended 31 December 2006, on pages 7, 9, 11, and 13 and the associated IFRS 1 reconciliations for the year ended 31 December 2006 on pages 22 to 24, have been prepared, in all material respects, in accordance with the basis of preparation and the provisional accounting policies on pages 14 to 21, which describe how IFRS have been applied under IFRS 1 including the assumptions made by the directors about the standards and interpretations expected to be effective and the policies expected to be adopted when the directors prepare the first complete set of IFRS financial statements of the Group for the year ending 31 December 2007.

Emphasis of matter
Without qualifying our opinion, we draw attention to the fact that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group’s first IFRS financial statements for the year ending 31 December 2007.  This is because standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further standards may be issued by the International Accounting Standards Board (IASB) that will be adopted for financial years beginning on or after 1 January 2007.

Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group’s financial position, results of operations, and cash flows in accordance with IFRSs.

PricewaterhouseCoopers
Chartered Accountants
Dublin
9 May 2007